Exhibit 99.1

MIND CTI Reports Third Quarter 2016 Results

Yoqneam, Israel, November 3, 2016 MIND C.T.I. Ltd. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its third quarter ended September 30, 2016.

The following will summarize our major achievements in the third quarter of 2016, as well as our business. Full financial results can be found in the Investor Information section of our website at www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Q3 2016 Financial Highlights

●	Revenues were $4.5 million, compared to $5.2 million in the third quarter of 2015 and $4.3 million in the second quarter of 2016.

●	Operating income was $1.3 million, or 29% of total revenues, compared to $1.7 million, or 33% of total revenues in the third quarter of 2015 and $1.0 million, or 23% of total revenues in the second quarter of 2016.

●	Net income was $1.1 million, or $0.06 per share, compared to $1.4 million, or $0.08 per share in the third quarter of 2015 and $1.0 million, or $0.05 per share in the second quarter of 2016.

●	One new win and multiple follow-on orders.

●	Cash flow from operating activities was $2.1 million.

●	Cash position was $19.0 million as of September 30, 2016, compared with $17.8 million as of September 30, 2015.

Nine Months Financial Highlights

●	Revenues were $13.4 million, compared to $16.1 million in the first nine months of 2015.

●	Operating income was $3.4 million, or 26% of total revenues, compared with $5.0 million, or 31% of total revenues in the first nine months of 2015.

●	Net income was $3.3 million, or $0.17 per share, compared with $3.9 million, or $0.21 per share in the first nine months of 2015.

●	Cash flow from operating activities in the first nine months of 2016 was $4.4 million.

As of September 30, 2016 we had 267 employees, compared with 344 as of September 30, 2015.

Monica Iancu, MIND CTI CEO, commented: “Focused on offering the best products and services at the lowest cost, in order to better serve our customers and build a competitive advantage, we implemented across the company, for the last two years, processes designed to improve our operating efficiency and productivity. With these processes in place we believe that the existing workforce is at the size we need in order to reach our goals. In parallel, we invested in developing the next versions of our platforms and we will continue to invest in expanding our offering. The new deal we closed at the beginning of the quarter and the multiple follow-on orders give us better visibility into 2017.”

Revenue Distribution for Q3 2016

Revenues in the Americas represented 78.6%, revenues in Europe represented 12.6% and revenues in the rest of the world represented 8.8% of our total revenues.

Revenues from customer care and billing software totaled $3.7 million, or 82% of total revenues, while revenues from enterprise call accounting software totaled $0.8 million, or 18% of our total revenues.

Revenues from licenses were $1.4 million, or 32% of total revenues, while revenues from maintenance and additional services were $3.1 million, or 68% of our total revenues.

New Win and Follow-on Orders

The new win, which we previously announced together with the Q2 2016 results, is with one of the largest Caribbean providers of telecommunications solutions for residential, business and government customers. Similar to other carriers, this customer’s main goals are to consolidate multiple platforms, achieve full automation of business processes, reach 360-degree customer view and improve time to market for new marketing initiatives. MIND was selected to support these important goals. MIND signed this new contract to support convergent prepaid and postpaid for their wireless, wireline and broadband business. MIND will deploy its unique full suite that includes Point of Sale, provisioning, mediation, interconnect reporting and much more in addition to billing and customer care.

Our follow-on orders include:

●	license expansions;

●	additional professional services;

●	new mediation and provisioning integrations to support latest network equipment;

●	support for EMV smart payment cards for payment terminals and automated teller machines that can accept them.

About MIND

MIND C.T.I. Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2016	2015	2016	2015
	U.S. dollars in thousands (except per share data)

Revenues	$4,478	$5,211	$13,372	$16,109
Cost of revenues	1,661	2,028	5,298	6,655
Gross profit	2,817	3,183	8,074	9,454
Research and development expenses	867	714	2,760	2,125
Selling and marketing expenses	374	289	846	894
General and administrative expenses	263	448	1,051	1,431
Operating income	1,313	1,732	3,417	5,004
Financial income (expenses) - net	44	28	383	(106)
Income before taxes on income	1,357	1,760	3,800	4,898
Taxes on income	240	312	474	959
Net income for the period	$1,117	$1,448	$3,326	$3,939

Earnings per share:
Basic	$0.06	$0.08	$0.17	$0.21
Diluted	$0.06	$0.08	$0.17	$0.20

Weighted average number of shares used in computation of earnings per share in thousands:
Basic	19,233	19,198	19,226	19,176
Diluted	19,297	19,277	19,287	19,281

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2016	2015
	Unaudited	Audited
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$8,846	$11,475
Short-term bank deposits	3,526	1,498
Marketable securities	5,118	5,151
Accounts receivable, net:
Trade	659	2,243
Other	656	213
Prepaid expenses	268	232
Deferred cost of revenues	-	78
Deferred income taxes	187	187
Inventories	9	9
Total current assets	19,269	21,086

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	1,504	1,441
Severance pay fund	1,664	1,623
Deferred income taxes	54	54
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	499	591
GOODWILL	5,430	5,430
Total assets	$28,420	$30,225

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$139	$237
Other	1,322	2,264
Deferred revenues	4,469	3,664
Total current liabilities	5,930	6,165

LONG TERM LIABILITIES :
Deferred revenues	409	426
Employee rights upon retirement	1,801	1,786
Total liabilities	8,140	8,377

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,953	25,862
Accumulated other comprehensive loss	(48)	(195)
Differences from translation of foreign currency financial statements of a subsidiary	(877)	(877)
Treasury shares	(1,632)	(1,692)
Accumulated deficit	(3,170)	(1,304)
Total shareholders’ equity	20,280	21,848
Total liabilities and shareholders’ equity	$28,420	$30,225

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2016	2015	2016	2015
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,117	$1,448	$3,326	$3,939
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33	49	116	146
Accrued severance pay	(81)	30	(47)	94
Unrealized loss (gain) on marketable securities, net	12	(15)	(25)	85
Employees share-based compensation expenses	38	55	91	107
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	153	8	1,584	171
Other	(132)	30	(443)	64
Decrease in prepaid expenses and deferred cost of revenues	124	128	42	118
Increase (decrease) in accounts payable and accruals:
Trade	(144)	(64)	(98)	(25)
Other	76	369	(942)	138
Increase (decrease) in deferred revenues	935	(1,255)	788	(276)
Net cash provided by operating activities	2,131	783	4,392	4,561

Cash flows from investing activities:
Purchase of property and equipment	(2)	(1)	(24)	(120)
Severance pay funds	74	(25)	21	(53)
Proceeds from (Investment in) marketable securities	151	162	58	(81)
Proceeds from marketable securities – available-for-sale	270	-	84	-
Proceeds from (investment in) short-term bank deposits	(1,370)	(1,220)	(2,028)	1,805
Net cash provided by (used in) investing activities	(877)	(1,084)	(1,889)	1,551
Cash flows from financing activities:
Employee stock options exercised and paid	29	-	60	154
Dividend paid	-	-	(5,192)	(5,758)
Net cash provided by (used in) financing activities	29	-	(5,132)	(5,604)

Increase (decrease) in cash and cash equivalents	1,283	(301)	(2,629)	508
Balance of cash and cash equivalents at beginning of period	7,563	8,909	11,475	8,100
Balance of cash and cash equivalents at end of period	$8,846	$8,608	$8,846	$8,608

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